811 Main Street, Suite 3700
Houston, TX 77002
Tel: +1.713.546.5400 Fax: +1.713.546.5401
www.lw.com
FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
October 13, 2021	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
VIA EDGAR AND	Houston	Silicon Valley
ACCELLION/KITEWORKS SECURE	London	Singapore
FILE TRANSFER SYSTEM	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attn:	David Irving

Sharon Blume

John Stickel

Susan Block

Re:	Anthemis Digital Acquisitions I Corp

Registration Statement on Form S-1 and Form S-1/A

Filed October 1, 2021 and October 6, 2021

File No. 333-259986

Ladies and Gentlemen:

On behalf of our client, Anthemis Digital Acquisitions I Corp (the “Company”), set forth below is the Company’s response to the comment of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated October 12, 2021, relating to the Company’s Registration Statement on Form S-1 submitted on October 1, 2021 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement submitted on October 6, 2021 (the “Amendment No. 1”).

Concurrently with this letter, the Company has filed Amendment No. 2 to the Registration Statement (the “Amendment”) to reflect the additional disclosure as described in the responses herein.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amendment.

October 13, 2021

Registration Statement Filed on Form S-1

Description of Securities

Private Placement Warrants, page 153

1. We note your disclosure that “if the private placement warrants are held by holders other than the sponsor or its permitted transferees, the private placement warrants will be exercisable by the holders on the same basis as the warrants included in the units being sold in the this offering.” Tell us how you considered the cashless exercise provisions discussed in section 2.6.1 and 3.3.1(c) of the warrant agreement filed as Exhibit 4.4 and explain whether you believe there are potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant. If so, tell us how you concluded that such a provision would not preclude the private placement warrants from being indexed to the entity’s stock based on the guidance in ASC 815-40.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the relevant disclosure in the Amendment so that it is consistent with the Warrant Agreement, which does not provide that the provisions of the private placement warrants are dependent upon the characteristics of the holder of the warrant.

*        *        *          *

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (713) 546-5400. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Ryan Maierson
Ryan J. Maierson of LATHAM & WATKINS LLP

Enclosures

cc:	Amy Nauiokas, Anthemis Digital Acquisitions I Corp

Mei Lim, Anthemis Digital Acquisitions I Corp

Briana van Strijp, Anthemis Digital Acquisitions I Corp

Marc D. Jaffe, Latham & Watkins LLP

Ryan deFord, Latham & Watkins LLP

Elliott M. Smith, White & Case LLP

Jessica Y. Chen, White & Case LLP